TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288
William Freedman	Direct Dial:212-704-6193
william.freedman@troutmansanders.com	Direct Fax:212-704-5935

March 5, 2010

Via Edgar

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:	dELiA*s, Inc.
File No. 000-51648
Comment Letter dated January 29, 2010

Dear Mr. Owings:

On behalf of dELiA*s, Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 29, 2010 with respect to the following filings of the Company:

•	Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009, Filed on April 16, 2009
•	Definitive Proxy Statement on Schedule 14A Filed on May 1, 2009
•	Quarterly Report on Form 10-Q for the Period Ended October 31, 2009 Filed on December 10, 2009
•	Quarterly Report on Form 10-Q for the Period Ended August 1, 2009 Filed on September 10, 2009
•	Quarterly Report on Form 10-Q for the Period Ended May 2, 2009 Filed on June 11, 2009

Please note that all responses provided herein are based solely on information provided by the Company.  Please also note that the responses also assume no changes to underlying facts and that the disclosures noted in the Company’s prior filings are also applicable to its future filings.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009

Item 1A.  Risk Factors, page 15

1.
Please delete the language in the first and second sentences in which you state that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

RESPONSE:  The Company will delete these two sentences in future filings.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 32

2.
Please either briefly describe the restrictions on cash dividends contained in your credit facility or include a cross reference to a specific discussion of such restrictions, if such discussion is contained elsewhere in your filing.  Refer to Item 201(c)(1) of Regulation S-K.

RESPONSE:  On June 26, 2009, the Company and certain of its wholly-owned subsidiaries entered into a letter of credit agreement with Wells Fargo Retail Finance II, LLC, or Wells Fargo, which replaced the Company’s prior revolving credit agreement with Wells Fargo.  The letter of credit agreement does not contain restrictions on the payment by the Company of cash dividends.  In the future, in the event that the Company is subject to restrictions on the payment of cash dividends, the Company will comply with the applicable disclosure requirements with regard to such restrictions.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

3.
Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment and credit markets, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity from continuing operations is cash flows from operations.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

RESPONSE:  The Company previously included information on trends and conditions in the credit markets generally in a separate risk factor contained in Item 1A of its last Annual Report on Form 10-K.  In response to the Staff’s comment, however, the Company anticipates including in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations additional information on trends and conditions on the retail environment and credit markets substantially as follows:

“In addition, the current financial crisis and general economic conditions, and the resulting decline in discretionary spending, the availability of consumer credit and consumer confidence may adversely impact our liquidity and capital resources.  Continuing turmoil in worldwide financial and credit markets, accompanied by recessionary domestic and foreign economies, high unemployment rates, increases in fuel, energy and other costs, conditions in the residential real estate and mortgage markets, reductions in available disposable income and access to consumer credit, as well as a lack of consumer confidence in the United States’ economy, among other factors, have all adversely affected consumer spending behavior.   As a retailer, our businesses are sensitive to consumer spending patterns and preferences.  During fiscal 2009, our revenues, gross margins and losses from continuing operations have been impacted, as consumer purchases of discretionary items and retail products have weakened and may continue to decline as a result of the factors noted above.  Our ability to achieve our goals noted above, including increased revenues and gross margins, profitable operations and positive cash flows, is dependent, among other things, on an improvement in economic conditions and consumer spending.”

*   *    *    *

“Our liquidity was enhanced by the sale of our CCS business for cash.  We expect our current cash balance (inclusive of the net proceeds from the sale of CCS), cash flow from operations and availability under our letter of credit agreement with Wells Fargo will be sufficient to meet our cash requirements for operations and planned capital expenditures for the next twelve months.   However, if we decide to accelerate growth of our retail operations beyond the ranges in our present retail strategy, or if cash balances and cash flow from operations are not sufficient to meet our capital requirements, then we may be required to obtain additional equity or debt financing in the future.  Such equity or debt financing may not be available to us when we need it (particularly in light of a substantial contraction generally in the availability of financing due to the current financial crisis and the continuing difficult economic conditions noted above) or, if available, may not be on terms that will be satisfactory to us or may be dilutive to our stockholders.  If financing is not available when required or is not available on acceptable terms, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.”

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

Item 15. Exhibits, Financial Statement Schedules, page 55

4.
Please tell us whether you have filed as an exhibit the agreement between you and Alloy, Inc. pursuant to which Alloy, Inc. agreed to transfer to you rights in and to certain trademarks and service marks used in your business. If you have not filed this agreement as an exhibit, please do so or tell us why you do not believe you are required to do so.

RESPONSE:   The Distribution Agreement by and between Alloy, Inc. (“Alloy”) and the Company dated as of December 9, 2005 is the agreement pursuant to which Alloy agreed to transfer rights in and to certain trademarks and service marks used in the Company’s business.  That agreement was filed as an exhibit to Amendment No. 6 to the Company’s Registration Statement on Form S-1/A which was filed on December 12, 2005.  Pursuant to the distribution agreement, Alloy and the Company also entered into a Trademark Coexistence Agreement under which Alloy and the Company agreed to jointly use certain trademarks used in their respective businesses.  The Company will file the trademark coexistence agreement as an exhibit to its next Annual Report on Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

5.
You state that the compensation committee “performs annual reviews of executive compensation to confirm the competitiveness of the overall executive compensation packages as compared with companies which are similarly situated to the Company in terms of industry, size and stage of development and which compete with the Company for prospective employees.” As it appears that you engage in benchmarking, please revise your disclosure to identify the benchmarks used in determining the various components of the executive compensation packages, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

RESPONSE:  To more clearly describe the compensation committee’s general procedures in determining compensation of the Company’s executive officers, including individual contributions to the Company’s performance and objectives as noted in the Staff’s comment no. 6, the Company anticipates it will revise the current second full paragraph in its Compensation Discussion and Analysis under the caption “Compensation Objectives”, as well as the second paragraph, and add additional disclosures to the end, of the section under the caption “Executive Officer Compensation Program” to read substantially as follows:

Compensation Objectives

“To achieve these objectives, the Company’s overall compensation program aims to pay its executive officers competitively, consistent with the Company’s growth and their contribution to that growth.  Accordingly, the Company relies on programs that provide compensation in the form of both cash and equity, although the Compensation Committee has not adopted any formal guidelines for determining aggregate compensation of executive officers or for allocating total compensation between cash and equity or long-term and current compensation.”

Executive Officer Compensation Program

“The compensation program for executive officers currently consists of three elements: (1) base salary, which, if not set by the terms of employment agreements between us and our executive officers, is set on an annual basis; (2) annual incentive compensation, in the form of cash bonuses, which is based primarily on achievement of predetermined financial and operational objectives as set forth in the Company’s management incentive plan; and (3) long-term incentive compensation, in the form of stock options granted when the executive officer joins the Company and stock options and/or restricted stock granted periodically thereafter with the objective of aligning the executive officers’ long-term interests with those of the stockholders and encouraging the achievement of superior results over an extended period. The Compensation Committee reviews at least annually the elements of compensation for its executive officers.

To the extent not pre-determined under the terms of employment agreements with our named executive officers, the amount of each compensation element selected for the executive officers is developed on an individual, case-by-case basis utilizing a number of factors, including available data for comparable companies (as noted below) and the Company’s performance and objectives, as well as the compensation committee’s determination with respect to each executive’s individual contributions to the Company’s performance and objectives.  Individual performance factors include the achievement of financial metrics contained in our annual operating plan, day-to-day performance of job functions and performance against any personal performance objectives that may be set from time to time for a particular year.  Goals are both objective and subjective in nature and, accordingly, the evaluation of performance by any individual is in part subjective.  The achievement or failure to achieve performance objectives is considered as only one factor in the Compensation Committee’s determination of the aggregate compensation of our named executive officers.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

Our chief executive officer, chief operating officer and the president of our dELiA*s brand each are employed pursuant to an individual employment agreement.  In each case the agreements were separately negotiated with the Compensation Committee based on the individual named executive officer’s circumstances, including the need to initially attract the individual (which takes into account the then current compensation package of the individual at his or her former employer), and then to retain the individual, as well as the individual’s scope of responsibilities and hierarchy within the Company’s organizational structure.

The Compensation Committee considers various factors in determining the annual compensation for executive officers, including the balance between providing short-term incentives and long-term parallel investment with stockholders to align the interests of management with stockholders.  In making its decisions on compensation for the Company’s named executive officers that are not set by applicable employment agreements or arrangements, the compensation committee has considered an annual, industry-based compensation survey published by Mercer, the annual Mercer US Retail Compensation and Benefits Survey, or the Mercer Survey, in order to obtain a general understanding of compensation at the businesses covered by the Mercer Survey, and pays particular attention to the range of overall compensation between the 25th percentile and the 75th percentile set forth in the Mercer Survey with a focus on the mean.  The Mercer Survey is conducted by the compensation and benefits consulting firm Mercer in partnership with the National Retail Federation.  Mercer collected data from approximately 180 retail companies with which we may compete for managerial and executive talent.  However, while the Mercer Survey provides general frames of reference for the Compensation Committee to consider as it makes compensation decisions, the Compensation Committee has not chosen a peer group of companies for comparison to the compensation of our named executive officers, nor has it historically made any of its decisions based on particular companies that participate in the Mercer Study.  Accordingly, the Compensation Committee does not view the names of each of the approximately 180 participants in the study to be material to an understanding of our compensation policies or the Compensation Committee’s decision-making process.  The substantial part of the Compensation Committee’s compensation decisions is primarily based on internal discussions among its members, management, and the particular individual involved.”

6.
We note your disclosure that in awarding executive compensation, the Compensation Committee considers each executive’s individual contributions to the Company’s performance and objectives. Please disclose how individual roles and performance factor into the compensation amounts you disclose for each executive officer. Refer to Item 402(b)(2)(vii) of Regulation S-K.

           RESPONSE: Please see the Company’s response to comment no. 5 above.

Bonus Compensation, page 14

7.
We note your disclosure that the Compensation Committee did not approve a MIP for fiscal 2008. If a MIP is approved in future fiscal years, please quantify all performance targets utilized by the compensation committee to determine the annual incentive compensation granted to executive officers, disclose whether those targets were met, and describe the manner in which those targets impacted the amount of compensation awarded to executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K. Also disclose how the EBIT or EBITDA target and actual amounts are calculated and, if these measures were adjusted, explain how these adjustments were calculated. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

           RESPONSE: A MIP was approved by independent members of the Company’s board of directors for the fiscal year ended on January 30, 2010, as disclosed in the Company’s Current Report on Form 8-K dated June 12, 2009.  The Company anticipates its disclosure in its definitive proxy statement for its 2010 annual meeting of stockholders with regard to this MIP would be substantially as follows:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

“During fiscal 2009, the independent members of our board of directors approved the Company’s 2009 Management Incentive Plan, or 2009 MIP Plan, which established a bonus plan for the payment to the named executive officers and certain other of our employees of cash bonus awards based upon the achievement of specified Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, levels.  The threshold, target and stretch EBITDA levels were set by the independent members of our board of directors at specified amounts in excess of EBITDA levels contained in our internal, annual operating plan for fiscal 2009.  EBITDA is calculated by taking our Operating (Loss) Income and adding back the amounts of depreciation and amortization, impairment of long-lived assets (if any) and stock-based compensation, in each case as set forth in our annual, audited consolidated statements of operations and consolidated statements of cash flows.

We did not achieve any of the specified EBITDA levels during fiscal 2009 and, accordingly, no amounts were payable under the 2009 MIP Plan.  However, set forth below are the percentages of base salary each of the individuals named above would have received under the Plan for the fiscal year ended January 30, 2010 if we had achieved the specified EBITDA levels:

	Threshold	Target	Stretch
Name	EBITDA	EBITDA	EBITDA

Robert E. Bernard	45%	90%	120%
Walter Killough	30%	60%	80%
Michele Donnan Martin	30%	60%	80%
David J. Dick	15%	30%	40%
Marc G. Schuback	15%	30%	40%”

8.
We note your disclosure that the Compensation Committee approved special bonuses to Messrs. Bernard, Killough and Schuback of $216,625, $216,625 and $42,750, respectively in consideration of their performance in connection with the successful completion of the CCS transaction. Please explain how these amounts were determined.

RESPONSE:  After the conclusion of the CCS transaction, and in light of its significance to the Company’s financial position, the Compensation Committee determined that it would be appropriate to award bonuses to the Company’s key personnel involved in the successful completion of such an important transaction.  The Compensation Committee discussed with the Company’s outside acquisition advisors the appropriate aggregate amount to be awarded in light of their knowledge and experience in similar circumstances.  Based on those discussions and after additional deliberations among the members of the Compensation Committee, the Compensation Committee determined an aggregate amount to be awarded.  Given the significant day-to-day involvement in the transaction by the Company’s chief executive officer, the Compensation Committee asked Mr. Bernard for his input as to the employees who should be awarded bonuses and the individual amounts of those bonuses.  Based on this input and further deliberations by the Compensation Committee, the Compensation Committee awarded bonuses to employees of the Company.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

Potential Payments Upon Termination or Change-in-Control, page 21

9.	Please explain the specific circumstances that would trigger payments. See Item 402 (j)(1) of Regulation S-K.

RESPONSE:  The Company will comply with the Staff’s comment and, in that regard, anticipates that it will expand the disclosures in two different sections of its future definitive proxy statements.

First, in the description of the current employment agreements of Messrs. Bernard and Killough in the section of the Company’s definitive proxy statement under the caption “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table-Employment Agreements” the Company anticipates it will modify the parts of the descriptions that respectively describe payments to these individuals upon termination without cause or upon a change-of-control to read substantially as follows:

Bernard Employment Agreement

“If the CEO Agreement is terminated without cause within one year following a Change of Control (as defined below), or if within one year following a Change of Control Mr. Bernard terminates his employment due to (x) a material reduction in his title, duties or responsibilities, (y) a decrease in Mr. Bernard’s annual base salary or target annual incentive award opportunity, or (z) failure by the Company to perform any material obligation under, or breach by the Company of any material provision of, the CEO Agreement, Mr. Bernard will be entitled to receive (1) his base salary through the date of termination; (2) his base salary for a period of 18 months following the date of termination; (3) a lump sum payment equal to his target bonus under the Company’s Management Incentive Plan within 30 days of the date of termination; (4) the vesting of all unvested options as of the date of termination and the right to exercise all outstanding stock options that are vested as of the date of termination during the one-year period following such date, or for the remainder of the exercise period, if less; (5) continued participation in the Company’s medical and dental benefit plans during the 18-month period following the date of termination; and (6) additional benefits to the extent then due or earned.  A “Change of Control” will be considered to have occurred under the CEO Agreement as of the first day that any one or more of the following conditions is satisfied:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

▪         any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than the Company, any subsidiary of the Company, Mr. Bernard, or any person controlled by any of them (each, a “CEO Affiliated Entity”), becomes the “beneficial owner”(as that term is defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;

▪         any one of the following occurs: (A) any merger or consolidation of the Company with or into another entity (other than a CEO Affiliated Entity), except a merger or consolidation (x) in which persons who were stockholders of the Company immediately prior to the merger or consolidation own, immediately thereafter, directly or indirectly, more than 20% of the combined voting power ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors of the continuing or surviving entity or (y) in which the directors of the Company immediately prior to such merger or consolidation would, immediately thereafter, constitute at least a majority of the directors of the continuing or surviving entity; (B) any sale, exchange, lease, transfer or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Company on a consolidated basis to any person or group other than a CEO Affiliated Entity; or (C) any complete liquidation or dissolution of the Company; or

▪         individuals who, during any period of 12 consecutive months, are members of the Board of Directors of the Company at the beginning of such period (the “Existing Directors”), cease, for any reason, to constitute a majority of the number of directors of the Company as determined in the manner prescribed in the Company’s certificate of incorporation and bylaws; provided, that if the election or nomination for election of any new director was approved by a vote of at least 50% of the Existing Directors, such new director shall be considered an Existing Director.”

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

Killough Employment Agreement

“If the COO Agreement is terminated without cause within one year following a Change of Control (as defined below), or if within one year following a Change of Control Mr. Killough terminates his employment due to (x) a material reduction in his title, duties or responsibilities, (y) a decrease in Mr. Killough’s annual base salary or target annual incentive award opportunity, or (z) failure by the Company to perform any material obligation under, or breach by the Company of any material provision of, the COO Agreement, Mr. Killough will be entitled to receive (1) his base salary through the date of termination; (2) his base salary for a period of 18 months following the date of termination; (3) a lump sum payment equal to his target bonus under the Company’s Management Incentive Plan within 30 days of the date of termination; (4) the vesting of all unvested options as of the date of termination and the right to exercise all outstanding stock options that are vested as of the date of termination during the one-year period following such date, or for the remainder of the exercise period, if less; (5) continued participation in the Company’s medical and dental benefit plans during the 18-month period following the date of termination; and (6) additional benefits to the extent then due or earned.  A “Change of Control” will be considered to have occurred under the COO Agreement as of the first day that any one or more of the following conditions is satisfied:

▪         any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, Mr. Killough, or any person controlled by any of them (each, a  “COO Affiliated Entity”), becomes the “beneficial owner”(as that term is defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors;

▪         any one of the following occurs: (A) any merger or consolidation of the Company with or into another entity (other than a COO Affiliated Entity), except a merger or consolidation (x) in which persons who were stockholders of the Company immediately prior to the merger or consolidation own, immediately thereafter, directly or indirectly, more than 20% of the combined voting power ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors of the continuing or surviving entity or (y) in which the directors of the Company immediately prior to such merger or consolidation would, immediately thereafter, constitute at least a majority of the directors of the continuing or surviving entity; (B) any sale, exchange, lease, transfer or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Company on a consolidated basis to any person or group other than a COO Affiliated Entity; or (C) any complete liquidation or dissolution of the Company; or

▪         individuals who, during any period of 12 consecutive months, are members of the Board of Directors of the Company at the beginning of such period (the “Existing Directors”), cease, for any reason, to constitute a majority of the number of directors of the Company as determined in the manner prescribed in the Company’s certificate of incorporation and bylaws; provided, that if the election or nomination for election of any new director was approved by a vote of at least 50% of the Existing Directors, such new director shall be considered an Existing Director.”

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

In addition, the Company anticipates modifying the first two paragraphs under the caption “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table-Potential Payments Upon Termination or Change-in-Control” to read substantially as follows:

“Each of the named executive officers is entitled to receive specified severance payments and benefits if his or her employment is terminated without cause or, with respect to Messrs. Bernard, Killough, Schuback and Dick, in certain circumstances after or relating to a change in control of the Company as described in the immediately preceding section of this proxy statement above under the caption “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table-Employment Agreements”.  The following table sets forth the estimated amounts that would have been payable to the named executive officers in each such event as of January 30, 2010, the last business day of the Company’s most recent fiscal year.”

Certain Relationships and Related Party Transactions, page 25

10.
We note your disclosure that the audit committee “reviews and approves in advance all related party transactions.” Please disclose the policies and procedures utilized by the audit committee in reviewing and determining whether to approve related party transactions. In addition, please disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

           RESPONSE:  The Company will comply with the Staff’s comment and in that regard the Company anticipates that it would modify the first paragraph of its definitive proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTION”, and add a new second paragraph under that caption, to read substantially as follows:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

“The committee reviews and approves in advance all related party transactions (other than as noted below).  Related party transactions include transactions in which we are a participant, the amount involved exceeds $120,000 and any director, nominee for director, executive officer, greater than 5% beneficial owner or any immediate family member of any such person has a direct or indirect material interest.  Compensation of executive officers is determined by the compensation committee, and compensation of board members is determined by the board.  Accordingly, transactions of these types would not be within the definition of related party transactions for which prior committee approval would be required.

There are no written policies and procedures that apply to a review of these transactions.  The authority of the committee to engage in the review and approval process is derivative of the provisions of the committee’s charter.  In that regard, historically, each director and executive officer annually is required to complete and submit a director and officer questionnaire, which requires disclosure of any transaction with us and in which the director or executive officer, or any member of his or her immediate family, may have a direct or indirect material interest.  In addition, pursuant to our code of business conduct, our directors and executive officers, among others, may not engage in any activity in which he or she may have a conflict of interest, and the failure to report same may subject the person to disciplinary action including termination of service or employment, as the case may be.  All proposed related party transactions that are not reported directly to the committee, but instead are reported to our general counsel or member of management, will be forwarded to the committee for review.  It is the committee’s intention that each related party transaction be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Quarterly Report on Form 10-Q for the Period Ended October 31, 2009

Quarterly Report on Form 10-Q for the Period Ended August 1, 2009

Quarterly Report on Form 10-Q for the Period Ended May 2, 2009

Item 4. Controls and Procedures

11.
We note that you state that your disclosure controls and procedures were effective “to ensure that information required to be disclosed. . . is recorded, processed, summarized and reported within the time periods specified.” Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.   See Exchange Act Rule 13a-15(e).

RESPONSE:   This will confirm on behalf of the Company that in connection with its evaluation of the effectiveness of the Company’s disclosure controls and procedures as at the end of the fiscal quarters covered by the Forms 10-Q noted above, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Company’s management, including the Company’s principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

In future filings, assuming management’s evaluation made of the Company’s disclosure controls and procedures at the applicable time is consistent with same, the Company anticipates that the first paragraph of Item 4 of Part I of its Forms 10-Q would be expanded to read substantially as follows:

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW

United States Securities and Exchange Commission
March 5, 2010

“Item 4.   Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this Form 10-Q.  Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, [date to be inserted], the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.   Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

*     *     *     *

As requested, this will confirm on behalf of the Company that the Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the filings noted above, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at the numbers set forth above or my colleague, Joseph Walsh, at (212) 704-6030, with any questions or comments regarding the responses

Very truly yours,

William D. Freedman

cc:           Lilyanna L. Peyser, Esq.
US Securities and Exchange Commission

Brigitte Lippman, Esq.
US Securities and Exchange Commission

Mr. Robert E. Bernard,
dELiA*s, Inc.

Marc G. Schuback, Esq.
dELiA*s, Inc.